UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
ASTRO-MED, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04638F108
(CUSIP Number)

April 23, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 04638F108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,600
	6	SHARED VOTING POWER 331,602(1)
	7	SOLE DISPOSITIVE POWER 45,600
	8	SHARED DISPOSITIVE POWER 331,602(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,202
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents shares beneficially owned by Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. (see Item 2(a)).

(2)	The percent ownership calculated is based upon an aggregate of 7,290,139 shares outstanding as of May 14, 2010.

Page 2 of 9 Pages

CUSIP No. 04638F108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt MicroCap Opportunities Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 91,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 91,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 7,290,139 shares outstanding as of May 14, 2010.

Page 3 of 9 Pages

CUSIP No. 04638F108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 240,202
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 240,202
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,202
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 7,290,139 shares outstanding as of May 14, 2010.

Page 4 of 9 Pages

CUSIP No. 04638F108

Item 1(a).	Name of Issuer: Astro-Med, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 600 East Greenwich Avenue West Warwick, RI 02893

Item 2(a).
Name of Person Filing:
The persons filing this Schedule 13G are (i) Perritt Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (ii) Perritt MicroCap Opportunities Fund, Inc., an investment company registered under the Investment Company Act of 1940; and (iii) Perritt Funds, Inc., an investment company registered under the Investment Company Act of 1940.  Perritt Capital Management, Inc. is the investment adviser to Perritt MicroCap Opportunities Fund, Inc. and its sole series, Perritt MicroCap Opportunities Fund, and to Perritt Funds, Inc. and its sole series, Perritt Emerging Opportunities Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 300 South Wacker Drive, Suite 2880 Chicago, IL 60606

Item 2(c).	Citizenship: Perritt Capital Management, Inc. is an Illinois corporation. Perritt MicroCap Opportunities Fund, Inc. is a Maryland corporation. Perritt Funds, Inc. is a Maryland corporation.
Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 04638F108

Page 5 of 9 Pages

CUSIP No. 04638F108

Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☒  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
☒  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.
Ownership
Perritt  Capital Management, Inc.
(a)            Amount Beneficially Owned:  377,202
(b)    Percent of Class:  5.2%
(c)            Number of shares as to which such person has:
(i)           sole power to vote or to direct the vote:  45,600
(ii)          shared power to vote or to direct the vote:  331,602
(iii)         sole power to dispose or to direct the disposition of:  45,600
(iv)         shared power to dispose or to direct the disposition of:331,602

Perritt MicroCap Opportunities Fund, Inc.
(a)            Amount Beneficially Owned:  91,400
(b)            Percent of Class:  1.3%
(c)            Number of shares as to which such person has:
(i)           sole power to vote or to direct the vote:  -0-
(ii)          shared power to vote or to direct the vote:  91,400
(iii)         sole power to dispose or to direct the disposition of:  -0-
(iv)         shared power to dispose or to direct the disposition of:  91,400

Perritt Funds, Inc.
(a)            Amount Beneficially Owned:  240,202
(b)            Percent of Class:  3.3%
(c)            Number of shares as to which such person has:
(i)           sole power to vote or to direct the vote:  -0-
(ii)          shared power to vote or to direct the vote:  240,202
(iii)         sole power to dispose or to direct the disposition of:  -0-
(iv)         shared power to dispose or to direct the disposition of:  240,202

Page 6 of 9 Pages

CUSIP No. 04638F108

Item 5.	Ownership of Five Percent or Less of a Class. N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. 1. Agreement to file Schedule 13G jointly.

Page 7 of 9 Pages

CUSIP No. 04638F108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 11, 2010

PERRITT CAPITAL MANAGEMENT, INC.

By:	/s/ Michael J. Corbett
Michael J. Corbett, Vice President

PERRITT MICROCAP OPPORTUNITIES FUND, INC.

By:	/s/ Michael J. Corbett
Michael J. Corbett, President

PERRITT FUNDS, INC.

By:	/s/ Michael J. Corbett
Michael J. Corbett, President

Page 8 of 9 Pages

CUSIP No. 04638F108

Exhibit 1

AGREEMENT

AGREEMENT, dated as of June 11, 2010, by and among Perritt Capital Management, Inc., an Illinois corporation, Perritt MicroCap Opportunities Fund, Inc., a Maryland corporation, and Perritt Funds, Inc., a Maryland corporation.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one statement on Schedule 13G relating to their ownership of the Common Stock of Astro-Med, Inc. and hereby further agree that said statement shall be filed on behalf of Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Astro-Med, Inc.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

PERRITT CAPITAL MANAGEMENT, INC.

By:	/s/ Michael J. Corbett
Michael J. Corbett, Vice President

PERRITT MICROCAP OPPORTUNITIES FUND, INC.

By:	/s/ Michael J. Corbett
Michael J. Corbett, President

PERRITT FUNDS, INC.

By:	/s/ Michael J. Corbett
Michael J. Corbett, President

Page 9 of 9 Pages